UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File Number 0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  ☒    Form 40 F  ☐

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-19 May 19, 2005

DESCRIPTION:

Queenstake’s Jerritt Canyon Shows Improved Production and Costs in April

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEENSTAKE RESOURCES LTD.
(Registrant)

Date	May 19, 2005	By	“Dorian L. Nicol”“ (signed)
(Signature)

Dorian L. Nicol, President & CEO

N E W S R E L E A S E

News Release 2005-18	May 19, 2005
TSX – QRL; AMEX – QEE – Queenstake Resources Ltd.
SEC file number 0-24096

QUEENSTAKE’S JERRITT CANYON SHOWS IMPROVED

PRODUCTION AND COSTS IN APRIL

Denver, Colorado – May 19, 2005 – Queenstake Resources Ltd. (TSX: QRL, Amex:QEE) (the “Company”) announces Jerritt Canyon production results for April 2005.  Highlights include:

•                  Jerritt Canyon produced 21,912 ounces of gold during April 2005, an increase of 11% relative to April 2004;

•                  The Company mined 120,155 tons of ore at an average grade of 0.281 ounces of gold per ton (opt) during the month.  This compares to 123,377 tons at a grade of 0.255 opt mined during April 2004;

•                  Cash operating costs were $314 per ounce of gold;

•                  Total cash costs (including capital, which includes development) were $365 per ounce of gold.

The continuing improvement in per ounce production cost is the result of reductions in operating costs (principally processing) and of higher grade ore. The Company has been able to mine higher grade ore consistently as a result of underground development that has been completed.  Jerritt Canyon’s technical staff has focused recently on optimizing mine design to decrease required development footage while maximizing incremental additions to developed ore tons.  As planned development continues, this will enhance the rate at which Jerritt Canyon’s inventory of available areas for mining increases.

The Company also reports that work has begun on the secondary escape way and ventilation raise for the Mahala ore body.  It is expected that this 9 foot diameter, 1000 foot raise will be completed by mid-August, allowing commercial production from the high-grade Mahala deposit to begin at that time.  The 1,800 foot connection between the SSX and Steer mines is progressing, with approximately 480 feet completed to date.  Connection between the two mines is expected to occur also by mid-August.  By providing a secondary escape way and ventilation, this connection will allow commercial production from Steer to begin.  It will also lead to increased efficiency as the SSX-Steer deposits will be able to share infrastructure in order to optimize production.

Queenstake is preparing to begin its surface exploration program for the season.  The 2005 exploration budget is $6 million.  About half of that amount is allocated to near-mine exploration, with the objective of replacing and adding to reserves, with the remainder allocated to district exploration with the objective of finding the next generation of mines.  Most of the district effort will focus on Starvation Canyon, though initial work is also planned on two exciting new targets that were generated during the 2004 program, North Steer and Snow Canyon.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon District in Nevada, acquired in June 2003.  The Jerritt Canyon District consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.